UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC  20549

SCHEDULE 13G

Under the Securities Exchange act of 1934
(Amendment No. 1)*

Blockbuster Inc.
(Name of Issuer)
Class B Common Stock, par value $0.01 per share
(Title of Class of Securities)
093679207
(Cusip Number)
December 31, 2009
(Date of Event which Requires Filing of this Statement)
Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐           Rule 13d-1(b)
☒           Rule 13d-1(c)
☐           Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

  (Continued on following pages)
Page 1 of 10 Pages

13G
CUSIP No. 093679207

1	NAMES OF REPORTING PERSONS Lonestar Partners, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)(a) [ ] (b) [ X ]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER -0-
	6	SHARED VOTING POWER 1,044,500
	7	SOLE DISPOSITIVE POWER -0-
	8	SHARED DISPOSITIVE POWER 1,044,500
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,044,500
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 1.5%
12	TYPE OF REPORTING PERSON (See Instructions) PN

Page 2 of 10 Pages

13G
CUSIP No. 093679207

1	NAMES OF REPORTING PERSONS Lonestar Capital Management LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)(a) [ ] (b) [ X ]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER -0-
	6	SHARED VOTING POWER 1,044,500
	7	SOLE DISPOSITIVE POWER -0-
	8	SHARED DISPOSITIVE POWER 1,044,500
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,044,500
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 1.5%
12	TYPE OF REPORTING PERSON (See Instructions) IA, OO

Page 3 of 10 Pages

13G
CUSIP No. 093679207

1	NAMES OF REPORTING PERSONS Peter Levinson
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)(a) [ ] (b) [ X ]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER -0-
	6	SHARED VOTING POWER 1,044,500
	7	SOLE DISPOSITIVE POWER -0-
	8	SHARED DISPOSITIVE POWER 1,044,500
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,044,500
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 1.5%
12	TYPE OF REPORTING PERSON (See Instructions) IN, HC

Page 4 of 10 Pages

13G
CUSIP No. 093679207

1	NAMES OF REPORTING PERSONS Jerome L. Simon
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)(a) [ ] (b) [ X ]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER -0-
	6	SHARED VOTING POWER 1,044,500
	7	SOLE DISPOSITIVE POWER -0-
	8	SHARED DISPOSITIVE POWER 1,044,500
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,044,500
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 1.5%
12	TYPE OF REPORTING PERSON (See Instructions) IN, HC

Page 5 of 10 Pages

13G
CUSIP No. 093679207

1	NAMES OF REPORTING PERSONS Yedi Wong
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)(a) [ ] (b) [ X ]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER -0-
	6	SHARED VOTING POWER 1,044,500
	7	SOLE DISPOSITIVE POWER -0-
	8	SHARED DISPOSITIVE POWER 1,044,500
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,044,500
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 1.5%
12	TYPE OF REPORTING PERSON (See Instructions) IN, HC

Page 6 of 10 Pages

This Amendment No. 1 to Schedule 13G amends and restates in its entirety the Schedule 13G initially filed on October 7, 2009 (together with all prior and current amendments thereto, this “Schedule 13G”).

Item 1.  Issuer

(a)           Name of Issuer:

Blockbuster Inc. (the “Company”)

(b)           Address of Issuer’s Principal Executive Offices:

1201 Elm Street, Dallas, Texas 75270

Item 2.  Identity And Background

Title of Class of Securities and CUSIP Number (Items 2(d) and (e))

This statement relates to shares of Class B common stock, par value $0.01 per share (the “Shares”), of the Company. The CUSIP number of the Shares is 093679207.

Name of Persons Filing, Address of Principal Business Office and Citizenship (Items 2(a), (b) and (c))

This statement is filed by the entities and persons listed below, all of whom together are referred to herein as the “Reporting Persons.”

(i)	Lonestar Partners, L.P., a Delaware limited partnership (“Lonestar”), with respect to the Shares held by it;

(ii)	Lonestar Capital Management LLC, a Delaware limited liability company (“LCM”) and the investment adviser to and the general partner of Lonestar, with respect to the Shares held by Lonestar;

(iii)	Jerome L. Simon (“Simon”), a United States citizen and the managing member of LCM, with respect to the Shares held by Lonestar;

(iv)	Peter Levinson (“Levinson”), a United States citizen and the managing director of LCM, with respect to the Shares held by Lonestar; and

(v)	Yedi Wong (“Wong”), a United States citizen and the chief financial officer of LCM, with respect to the Shares held by Lonestar.

The citizenship of each of the Reporting Persons is set forth above.  The address of the principal business office of the Reporting Persons is One Maritime Plaza, Suite 750, San Francisco, California  94111.

Page 7 of 10 Pages

Item 3.  If This Statement is Filed Pursuant to Sections 240.13d-1(b) or 240.13d-2(b) or (c),
    Check Whether the Person Filing is an Entity Specified in (a) - (k):

Not applicable.

Item 4.  Ownership

The information required by Items 4(a) - (c) and set forth in Rows 5 through 11 of the cover page for each Reporting Person is incorporated herein by reference for each such Reporting Person.

The Shares reported hereby for Lonestar are owned directly by Lonestar.  LCM, as the investment adviser to and the general partner of Lonestar, may be deemed to be a beneficial owner of all such Shares owned by Lonestar.  Each of Simon, Levinson and Wong as the managing member, managing director and chief financial officer, respectively, of LCM, may be deemed to be a beneficial owner of all such Shares owned by Lonestar.  Each of LCM, Simon, Levinson and Wong hereby disclaims any beneficial ownership of any such Shares.

Item 5.  Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof each of the Reporting Persons has ceased to be a beneficial owner of more than five percent of the class of securities, check the following [ X ].

Item 6.  Ownership of More than Five Percent on Behalf of Another Person

Not applicable.

Item 7.  Identification and Classification of the Subsidiary Which Acquired the Security Being
    Reported on by the Parent Holding Company or Control Person

Not applicable.

Item 8.  Identification and Classification of Members of the Group

The Reporting Persons are filing this Schedule 13G pursuant to Rule 13d-1(c).  Consistent with Item 2 of the cover page for each Reporting Person above, the Reporting Persons neither disclaim nor affirm the existence of a group among them.

Item 9.  Notice of Dissolution of Group

Not applicable.

Page 8 of 10 Pages

Item 10.  Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Page 9 of 10 Pages

SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated:  January 27, 2010

LONESTAR PARTNERS, L.P.

By:         Lonestar Capital Management LLC,
its General Partner

By: /s/ Yedi Wong
Name:  Yedi Wong
Title:    Chief Financial Officer

LONESTAR CAPITAL MANAGEMENT LLC

By: /s/ Yedi Wong
Name:  Yedi Wong
Title:    Chief Financial Officer

/s/ Yedi Wong
Yedi Wong, individually and as attorney-in-fact for
each of Jerome L. Simon and Peter Levinson

The Power of Attorney executed by each of Simon and Levinson authorizing Wong to sign and file this Schedule 13G on his behalf, which was filed with the Schedule 13G filed with the Securities and Exchange Commission on June 2, 2009 by such Reporting Persons with respect to the Common Stock of Imperial Sugar Company, is hereby incorporated by reference.

Page 10 of 10 Pages